Exhibit 99.1
Consent of Independent Valuation Expert

Carter Validus Mission Critical REIT, Inc.:

We hereby consent to the reference to our name and description of our role in the valuation process of certain real estate assets of Carter Validus Mission Critical REIT, Inc. (the “Company”) referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-54675), and any future periodic reports that reference our name and description of our role in the valuation process of certain real estate assets of the Company as of September 30, 2016. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.
Shrewsbury, New Jersey
March 15, 2017